ENGAGEMENT SCHEDULE

THIS ENGAGEMENT SCHEDULE (this "Engagement Schedule"), is made this 21st day of March, 2022 ("Engagement Schedule Effective Date") by and between The Prudential Insurance Company of America ("Prudential") and Fidelity Information Services, LLC ("Service Provider" or “FIS”) and is attached to and made a part of that certain Master Services Agreement for Print and Mail Services between the Prudential Insurance Company of America and Fidelity information Services, LLC, effective as on March 27, 2015 (the "Agreement").

Background

Pursuant to the Agreement, Prudential has selected Service Provider to provide, and Service Provider has agreed to provide to Prudential, the lockbox and remittance processing services, all as further described in this Engagement Schedule and on the terms and conditions set forth in this Engagement Schedule and the Agreement.

Prudential and Service Provider agree as follows:

1.DEFINITIONS AND INTERPRETATION.

1.1    Definitions. Unless otherwise defined in this Engagement Schedule, the capitalized terms used in this Engagement Schedule have the meanings set forth in Exhibit 1 to the Agreement.

1.2    References. Except where otherwise indicated, all references in this Engagement Schedule (exclusive of the Attachments) to Sections or Attachments are to Sections of, or Attachments to, this Engagement Schedule (exclusive of the Attachments).

1.3    Precedence. In the event of any conflict between the terms and conditions of this Engagement Schedule (exclusive of the Attachments) and the terms and conditions of any Attachment, the terms and conditions of this Engagement Schedule shall prevail.

2.SERVICES.

2.1    Transition Services. Commencing on the Engagement Schedule Effective Date, Service Provider shall provide the Transition Services outlined in Attachment D hereto. The Transition Services set forth in Attachment D may be modified upon the written mutual agreement of the parties. The Parties shall comply with the Transition Services Procedures set forth in Attachment A of the Engagement Schedule to the Agreement effective March 27, 2015, with respect to Transition Services.

2.2    Description of Services. Commencing on the Go-Live Date, Service Provider shall provide the services, functions and responsibilities to Prudential set forth in Attachment A and the applicable Statements of Work (SOWs).

2.3    Statements of Work.

2.3.1    This Engagement Schedule contemplates the future execution by the Parties of one or more statements of work for services in substantially the same form set forth in Attachment B-2 of the Engagement Schedule effective as on March 27, 2015 (each such statement of work, a "SOW", and collectively the "SOWs").

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2.3.2    Each SOW shall be effective when executed by Prudential and the Service Provider. The terms and conditions of this Engagement Schedule shall be deemed to be incorporated into each SOW and the terms and conditions set forth in this Engagement Schedule shall govern Service Provider's provision of the Services under the SOW, except for those terms and conditions in this Engagement Schedule that are specifically modified in such SOW, which shall include a reference to the applicable Section in the Engagement Schedule, if any, being modified. Any modifications to a term or condition of the Engagement Schedule set forth in an SOW must be approved by Prudential and the Service Provider.

2.3.3    Each SOW shall contain, to the extent applicable: (a) a description of the Services to be performed; (b) a description of the milestones to be produced by Service Provider, including such milestone Acceptance Criteria; (c) the related tasks to be completed by Prudential and any third parties; (d) a list of all Service Provider IP or Third-Party Software to be incorporated or embedded in the milestones; (e) the delivery schedule; (f) the Fees to be paid to Service Provider and the payment schedule; (g) the description of any Service Levels; (h) such additional information as the Parties may agree to include; and (i) governance requirements.

2.4    Fees. The Fees for Services shall set forth in Attachment B.

2.4.1    Notwithstanding anything to the contrary in the Agreement, FIS may increase recurring fees for the Services described in this Engagement Schedule by the amount of the percentage change in ECI, calculated by averaging the annual ECI change for the four (4) calendar quarters immediately preceding the increase, provided the minimum aggregate pricing change during any 12-month period is one and one half percent (1.5%), and the maximum aggregate pricing change during any 12-month period is three and one half percent (3.5%), of the pricing then applicable to the product or service. ECI is the U.S. Employment Cost Index ("ECI") - Civilian: All Workers total compensation, as published by the U.S. Bureau of Labor Statistics (www.bls.gov). If the ECI is unavailable or materially changes in content and scope, then FIS may in good faith select another U.S. Government index as a substitute in order to obtain substantially the same result provided that FIS would apply this same index across its entire customer base. The first pricing adjustment for all products and services will take effect on the second anniversary of the Engagement Schedule Effective Date. Subsequent increases will occur annually thereafter. FIS will inform Prudential of estimated price increases 90 days prior to the end of each calendar year.

2.4.2    Beginning on the earlier of the first full month following the completion of the final task set forth in Attachment D, or the first anniversary of the Engagement Schedule Effective Date, Prudential will pay to FIS the greater of (i) a monthly minimum fee of $63,286 or (ii) the fees for actual volumes processed through the Services each month. Prior to this date, Prudential will only pay for actual volumes processed through the Services each month. During the Engagement Schedule Term, the monthly minimum fee will be adjusted annually starting on the second anniversary of the Engagement Schedule Effective Date to be equal to the amount of average monthly fees paid for the Services for the previous 12 months, multiplied by 60%. Notwithstanding anything to the contrary herein, in no event will the monthly minimum fee increase or decrease by more than 25% in a one-year calendar period. In the event volume is reduced through a mutually agreed upon transition to another FIS service, that volume will be excluded from the calculation of minimums or to the 25% cap calculations.

2.5    Service Levels

Except as may otherwise be set forth in an SOW, the Service Measurements and corresponding Service Levels for this Engagement Schedule are set forth in Attachment C.

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2.6    Intent. For purposes of this Agreement and the applicable Engagement Schedule, the intention of the Parties is that Service Provider shall perform all Services in such a manner as to minimize the involvement of Prudential. Service Provider acknowledges that the performance of the Services in an accurate and timely manner is of paramount importance to Prudential and Service Provider agrees to provide the Services with the same priority it accords to its own operations. Service Provider shall perform certain clerical, non-discretionary, ministerial services related to the administration of Prudential Products, the fees for which are set forth in Attachment B. Service Provider shall have no power or authority other than as expressly granted and set forth in the Agreement and the Engagement Schedules.

2.7    Client Care. Through its FIS Client Portal, Client will have continuous electronic access to audit reports, attestations, and other detailed information regarding FIS' internal systems testing and procedures, client support procedures, business continuity/disaster recovery, and FIS' information security and data privacy controls. These audit materials and attestations evidence FIS' compliance with industry and regulatory standards and include recent independent audits (such as SSAE 18s), third-party attestations and certifications (such as ISO certifications and PCI AoCs), and detailed information and testing results regarding physical, technical and administrative controls utilized by the Service business lines within FIS and the security of Client's Confidential Information.

2.8    Service Provider Service Locations. Service Provider’s primary location for the Services described in this Engagement Schedule is 10 Dan Road, Canton, MA 02021. FIS will notify Prudential if this location changes. Additional Service Provider Service Locations, if any, will be included in the applicable SOW.

3.GOVERNANCE, DISPUTE RESOLUTION AND CHANGE CONTROL.

3.1    Governance. The parties shall comply with the governance procedures set forth in Attachment E of the Engagement Schedule to the Agreement effective March 27, 2015, provided however that the frequency of meetings described in Attachment E shall be at the mutual agreement of the parties.

3.2    Dispute Resolution. The Parties shall comply with the dispute resolution procedures set forth in Attachment E of the Engagement Schedule to the Agreement effective March 27, 2015, with respect to any dispute under this Engagement Schedule.

3.3    Change Control Procedures. The Parties shall comply with the Change Control Procedures set forth in Attachment E of the Engagement Schedule to the Agreement effective March 27, 2015, with respect to Changes, requests therefor and issues related thereto, provided however, that Changes made pursuant to Section 4.4 of Attachment E shall be made upon mutual agreement of the parties.

3.4    Invoices. The sample form of invoice for this Engagement Schedule is set forth in Attachment F.

4.TERM AND TERMINATION.

4.1    Term. The term of this Engagement Schedule ("Engagement Schedule Term") shall commence on the earlier of:
(i)the first full month following the completion of the final task set forth in Attachment D, or
(ii)the first anniversary of the Engagement Schedule Effective Date, and shall continue for a period of seven (7) years thereafter, unless terminated earlier in accordance with the Agreement.
For the avoidance of doubt, the rights and obligations of the parties set forth herein remain in full force and effect prior to the commencement of the Engagement Schedule Term.
4.2    Renewal. Unless this Engagement Schedule is terminated earlier as permitted under this Engagement Schedule, Service Provider shall notify Prudential no earlier than 270 days and no later than 180 days prior to the expiration of this Engagement Schedule of the impending expiration. Prudential shall

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notify Service Provider as to whether Prudential desires to renew this Engagement Schedule. If Prudential provides Services Provider such notice, then this Engagement Schedule shall be extended for a renewal term of up to twenty-four (24) months, as designated by Prudential (the "Renewal Term"), at the Fees, terms and conditions then in effect. Prudential has the right to exercise such renewal option two (2) times.

4.3    Termination for Convenience. Subject to any fees, penalties, or restrictions set forth in the this Section 4.3, Prudential may terminate this Engagement Schedule for convenience at any time upon ninety (90) days' notice to Service Provider. In accordance with Section 15.14 of the Agreement, the Termination Fees payable by Prudential in connection with Prudential's termination right set forth in Section 15.5 of the Agreement are set forth in this Section 4.3. In the event that Prudential terminates this Engagement Schedule for convenience in accordance with Section 15.5 of the Agreement, Prudential will be required to pay Service Provider the following amounts:

Termination in year one of Engagement Schedule Term: $1,250,000
Termination in year two of Engagement Schedule Term: $900,000
Termination in year three of Engagement Schedule Term: $700,000
Termination in year four of Engagement Schedule Term: $575,000
Termination in year five of Engagement Schedule Term: $350,000
Termination in year six of Engagement Schedule Term: $0
Termination in year seven of Engagement Schedule Term: $0
Any amount payable to Service Provider in connection with this Section will be paid to Service Provider within 60 days following termination of the Engagement Schedule by Prudential.

4.4    Termination Assistance Services.

4.1    In addition to the Termination Assistance Services described in the Agreement, in the event of expiration or termination of this Engagement Schedule, Service Provider shall provide the Services set forth in Attachment G of the Engagement Schedule to the Agreement effective March 27, 2015, which shall be deemed included in the definition of Termination Assistance Services.

5.RECORDS• REPORTS.

5.1    Business Continuity Plan, Service Provider's recovery time objective shall be no longer than twenty four (24) hours, and Service Provider agrees that data recovery site will be functional within twenty four (24) hours of Service Provider declaring a disaster. A summary of Service Provider's Business Continuity Plan for the Services described in this Engagement Schedule is available for Prudential’s review in the FIS Client Portal, currently available at https://my.fisglobal.com/Login?cid=elogin.

5.2    Records Destruction Requirements. Unless a different records retention policy is set forth in the applicable SOW, Service Provider shall comply with the records destruction requirements set forth in Attachment J as it relates to files received from Prudential.

5.3    Reports. A sample business report detailing Service Levels, key metrics and other items is set forth in Attachment E to this Engagement Schedule. The Parties will mutually agree on the final format

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and content of any and all reports. The attached report is demonstrated as monthly, however the parties agree that the duration for all required reports shall be as otherwise detailed in the Engagement Schedule or applicable SOW.

6.MISCELLANEOUS.

6.1    Notices. In accordance with Section 19.8 of the Agreement, all notices, consents, approvals, agreements, authorizations, rejections and waivers required or desired to be provided under this Engagement Schedule shall be addressed to Mark Vogt, Vice President, Strategic Sourcing, One Corporate Drive, Shelton, Connecticut, 06484, and, Joseph Latorre, Vice President, Operations, 2101 Welsh Road, Dresher, PA 19025, in addition to the addressee set forth in the Agreement.

6.2    Attachments. All Attachments to this Engagement Schedule are incorporated into this Engagement Schedule by reference and made a part of this Engagement Schedule.

Each of the Contracting Parties has caused this Engagement Schedule to be signed and delivered by its duly authorized representative.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
By: /s/ Pauline Rossbauer
Name: Pauline Rossbauer
Title: Vice President, Operations
Date: 3/30/2022

FIDELITY INFORMATION SERVICES, LLC
By: /s/ Matthew Bowen
Name: Matthew Bowen
Title: Division Executive
Date: 3/30/2022

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Attachment A
1.Services. Prudential will have United States Postal Service boxes opened by Prudential or FIS, as mutually agreed, in their names to which envelopes containing Remittances are mailed (“Lockbox”). As of the Go-Live Date, Prudential hereby authorizes FIS and/or its subcontractors to (i) pick up and transport from the Lockbox, mail addressed to the Lockboxes and (ii) open such mail and process the contents of such mail in accordance with the terms of this Engagement Schedule. FIS will provide the following Service to Prudential:

1.1 Collection of Remittance(s). FIS will collect the contents of the Lockbox each business day. FIS will open the envelopes containing checks, money orders, cash or other forms of payment (“Remittance(s)”) provided for payment of an amount due to Prudential and typically accompanied by invoices, remittance statements, scannable coupons, correspondence, and any other documents or papers sent to the Lockbox (“Remittance Materials”).

1.2 Processing of Remittance(s) and/or Remittance Material(s). Each business day, FIS will reconcile the Remittance(s) to the Remittance Material(s) contained in the same envelope and process them in accordance with this Engagement Schedule.

1.2.1 Remittance(s) Deposited. Remittance(s) falling into the following categories will be deposited in the demand deposit account designated by Prudential in writing after being processed in the following manner:

(a) Missing Date. FIS is not responsible for reviewing the date(s) on the Remittance(s) and will process the Remittance(s) in accordance with this Engagement Schedule regardless of the date or lack thereof.

(b) Payee Review. FIS is not responsible for verifying the payee on the Remittance(s) and will process the Remittance in accordance with this Engagement Schedule regardless of the named payee or lack thereof.

(c) Foreign Checks. Checks drawn on a foreign bank or in a currency other than the United States dollars may, at FIS’s discretion, be processed in accordance with agreed upon procedures

1.2.2 Remittance(s) not Deposited. Unless otherwise requested by Prudential in writing and agreed to by FIS, FIS will not deposit Remittance(s) described herein and will process them in the following manner:

(a) Indeterminable Amount. If FIS, within its sole discretion, cannot determine a Remittance amount, FIS shall forward such Remittance to the Prudential.

(b) Cash. Unless otherwise requested by Prudential in writing and agreed to by FIS, cash will be replaced with a financial instrument drawn on an FIS DDA and processed.

(c) Alterations. If FIS, within its sole discretion, determines that a Remittance has been altered, FIS shall forward such Remittance to the Prudential. FIS will use commercially reasonable efforts to detect alterations and prevent deposits of altered Remittances. However, FIS shall have no liability whatsoever, notwithstanding anything to the contrary contained herein, for depositing Remittances containing an alteration of any kind.

1.2.3 Restrictive Notations. Checks bearing restrictive notations, such as “Paid in Full”, will be handled in accordance with Prudential’s reasonable written request as agreed to by FIS. FIS will use reasonable efforts to comply with such instructions. Notwithstanding, FIS shall have no liability whatsoever, despite anything to the contrary contained herein, for its failure to comply with such instructions.

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1.3 Mailing Remittances and/or Remittance Materials. If mutually agreed to in writing, FIS shall forward the Remittance(s) and/or Remittance Materials in various media formats including, but not limited to CDs, DVDs, reports, deposit slips, etc. to Prudential.

1.4 Prudential acknowledges and agrees that it shall be responsible for providing support for the Service to its customers, if any. Any questions or problems that customers may have with respect the Service should be addressed to Prudential. Customers shall contact the appropriate Prudential personnel concerning photocopies and adjustments to their demand deposit account(s).

1.5 Prudential acknowledges and agrees that FIS will provide support for the Service to Prudential only.

1.6 Prudential is responsible for all courier and postage related expenses.

2.Termination. Upon the termination of the Service, Prudential will close the applicable Lockbox and FIS will dispose of the mail addressed to the closed Lockbox in the manner instructed by Prudential in writing for a period of three (3) months after the closure date, unless otherwise agreed to by Prudential and FIS.

3.Fees. All fees shall be settled or paid in accordance with the terms of the General Terms, except that fees due to FIS with respect to closure of a Lockbox shall be paid to FIS at the time of such closure.

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Attachment B

Retail Processing Service	Unit	Price	Qty	Cost	Description
OCR
High Speed
Single Matched Check (static)					One check/one stub (utilizing OCR) where the amounts match. Includes opening envelope, verifying contents and imaging both stub and check. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.0894		$—
25,001 - 50,000	Transaction	0.0851		$—
50,001 - 100,000	Transaction	0.0811		$—
100,001 - 250,000	Transaction	0.0772	190,904	$14,737.79
250,001 - 500,000	Transaction	0.0733		$—
500,001 - 750,000	Transaction	0.0697		$—
750,001 - 1,000,000	Transaction	0.0662		$—
1,000,001 and over	Transaction	0.0629		$—
Single UnMatched Check					One check/one stub (utilizing OCR) where the amounts do not match. Includes opening envelope, verifying contents and imaging both stub and check. Content of envelope will be handled according to customer instructions. This includes warehouse and destruction of item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.1100		$—
25,001 - 50,000	Transaction	0.1045	46,859	$ 4,896.7
50,001 - 100,000	Transaction	0.0993		$—
100,001 - 250,000	Transaction	0.0943		$—
250,001 - 500,000	Transaction	0.0896		$—
500,001 - 750,000	Transaction	0.0851		$—
750,001 - 1,000,000	Transaction	0.0809		$—
1,000,001 and over	Transaction	0.0768		$—
Low Speed
Single Matched Check (static)					One check/one stub (utilizing OCR) where the amounts match. Includes opening envelope, verifying contents and imaging both stub and check. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.2000		$
25,001 - 50,000	Transaction	0.1900		$
50,001 - 100,000	Transaction	0.1805	91,537	$ 16,522.4
100,001 - 250,000	Transaction	0.1715		$
250,001 - 500,000	Transaction	0.1629		$
500,001 - 750,000	Transaction	0.1548		$
750,001 - 1,000,000	Transaction	0.1470		$
1,000,001 and over	Transaction	0.1397		$
Single UnMatched Check					One check/one stub (utilizing OCR) where the amounts do not match. Includes opening envelope, verifying contents and imaging both stub and check. Content of envelope will be handled according to customer instructions. This includes warehouse and destruction of item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.2300		$
25,001 - 50,000	Transaction	0.2185	36,381	$7,949.25
50,001 - 100,000	Transaction	0.2076		$
100,001 - 250,000	Transaction	0.1972		$
250,001 - 500,000	Transaction	0.1873		$
500,001 - 750,000	Transaction	0.1780		$
750,001 - 1,000,000	Transaction	0.1691		$
1,000,001 and over	Transaction	0.1606		$
Multiple Document					One check and multiple stubs (utilizing OCR) or multiple checks and one stub. Process will follow same guidelines as a single payment. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.2800		$
25,001 - 50,000	Transaction	0.2660		$
50,001 - 100,000	Transaction	0.2527		$
100,001 - 250,000	Transaction	0.2401	73,761	$17,707.51
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250,001 - 500,000	Transaction	0.2281	$
500,001 - 750,000	Transaction	0.2167	$
750,001 - 1,000,000	Transaction	0.2058	$
1,000,001 and over	Transaction	0.1955	$
MICR
Single Matched Check (static)				One check/one stub (utilizing OCR) where the amounts match. Includes opening envelope, verifying contents and imaging both stub and check. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.25700	$—
25,001 - 50,000	Transaction	0.24415	$—
50,001 - 100,000	Transaction	0.23194	$—
100,001 - 250,000	Transaction	0.22035	$—
250,001 - 500,000	Transaction	0.20933	$—
500,001 - 750,000	Transaction	0.19886	$—
750,001 - 1,000,000	Transaction	0.18892	$—
1,000,001 and over	Transaction	0.17947	$—
Single UnMatched Check				One check/one stub (utilizing OCR) where the amounts do not match. Includes opening envelope, verifying contents and imaging both stub and check. Content of envelope will be handled according to customer instructions. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.28800	$—
25,001 - 50,000	Transaction	0.27360	$—
50,001 - 100,000	Transaction	0.25992	$—
100,001 - 250,000	Transaction	0.24692	$—
250,001 - 500,000	Transaction	0.23458	$—
500,001 - 750,000	Transaction	0.22285	$—
750,001 - 1,000,000	Transaction	0.21171	$—
1,000,001 and over	Transaction	0.20112	$—

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Retail Processing Service	Unit	Price	Qty	Cost	Description
Multiple Document					One check and multiple stubs (utilizing OCR) or multiple checks and one stub. Process will follow same guidelines as a single payment. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.38000		$—
25,001 - 50,000	Transaction	0.36100		$—
50,001 - 100,000	Transaction	0.34295		$—
100,001 - 250,000	Transaction	0.32580		$—
250,001 - 500,000	Transaction	0.30951		$—
500,001 - 750,000	Transaction	0.29404		$—
750,001 - 1,000,000	Transaction	0.27933		$—
1,000,001 and over	Transaction	0.26537		$—
Barcode
Single Matched Check (static)					One check/one stub (utilizing OCR) where the amounts match. Includes opening envelope, verifying contents and imaging both stub and check. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.27700		$—
25,001 - 50,000	Transaction	0.26315		$—
50,001 - 100,000	Transaction	0.24999		$—
100,001 - 250,000	Transaction	0.23749		$—
250,001 - 500,000	Transaction	0.22562		$—
500,001 - 750,000	Transaction	0.21434		$—
750,001 - 1,000,000	Transaction	0.20362		$—
1,000,001 and over	Transaction	0.19344		$—
Single UnMatched Check					One check/one stub (utilizing OCR) where the amounts do not match. Includes opening envelope, verifying contents and imaging both stub and check. Content of envelope will be handled according to customer instructions. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.30800		$—
25,001 - 50,000	Transaction	0.29260		$—
50,001 - 100,000	Transaction	0.27797		$—
100,001 - 250,000	Transaction	0.26407		$—
250,001 - 500,000	Transaction	0.25087		$—
500,001 - 750,000	Transaction	0.23832		$—
750,001 - 1,000,000	Transaction	0.22641		$—
1,000,001 and over	Transaction	0.21509		$—
Multiple Document					One check and multiple stubs (utilizing OCR) or multiple checks and one stub. Process will follow same guidelines as a single payment. This includes warehouse and destruction of the item. Tiers are by transaction type, not a total of transactions.
0-25,000	Transaction	0.40100		$—
25,001 - 50,000	Transaction	0.38095		$—
50,001 - 100,000	Transaction	0.36190		$—
100,001 - 250,000	Transaction	0.34381		$—
250,001 - 500,000	Transaction	0.32662		$—
500,001 - 750,000	Transaction	0.31029		$—
750,001 - 1,000,000	Transaction	0.29477		$—
1,000,001 and over	Transaction	0.28003		$—
Check Exception
Check Without Remittance					Check received with no stub or one check paying multiple .listed invoice number check and list will be charged as Image Backup.
0-25,000	check	0.2800		$—
25,001 - 50,000	check	0.2660	42,159	$11,214.20
50,001 - 100,000	check	0.2527		$—
100,001 - 250,000	check	0.2401		$—
250,001 - 500,000	check	0.2281		$—
500,001 - 750,000	check	0.2167		$—
750,001 - 1,000,000	check	0.2058		$—
1,000,001 and over	check	0.1955		$—
Additional Retail Services	Unit	Price	Qty	Cost	Description
Mark Sense Review	Occurrence	0.0040		$—	Manual review and outsort document systematically for address change and enter change into agreed upon format. Data capture fees apply. Transmission fees not included.
Paper Stop File-Rejected Item Processed	Item	0.1200		$—	Per item located using Stop File provided from Customer.
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Stop File Report	Report/month	20.25		$—	Report to show stop file items.
Automated Account Lookup (MICR Histo	Occurrence	0.0525		$—	Field History Lookup use of the software to query and prepopulate field data based on the RT and account MICR information of the payor’s check.
ARC/ACH
ARC (Accounts Receivable Conversion)	Check converted	0.01950		$—	Conversion of eligible paper Remittances to an electronic format which can be cleared through ACH (Automated Clearing House).
ARC ACH Permanent Returns	Return	1.85		$—	Processing of permanent return ACH items from the RDFI. These are processed according to the return code provided from the RDFI to ODFI in the addenda of the ACH file. Permanent returns that will be include in a return posting file to the Client.
ARC ACH Returns re-deposit	Return	0.0300		$—	Resubmission of non-permanent return ACH items from RDFI via ICL for settlement of funds.
ARC Administrative Returns	Return	0.2500		$—	Processing and/or maintenance of NOC or ACH notifications from RDFI. (NOC Records).
Wholesale Processing Services	Unit	Price	Qty	Cost	Description
Basic Item	Check	0.3800	$—	Includes opening the envelopes, verifying contents, imaging and preparing checks for deposit. If customer requirements include capturing image of Envelope and/or contents those will be billed as Image Backup.

Reassociation	Check	0.1600		$—	The cost to photocopy a check and re-associate to the envelope/contents for return to Customer.
Acceptable Payee Review >5	Check	0.1300		$—	Charge for payee validation in the case where a box has more than 5 acceptable payees. If there or 5 or less acceptable payees there is no change. If there are more than 5 acceptable payees for a box the charge would be .13 per check.

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Global Processing Service	Unit	Price	Qty	Cost	Description
Transmissions
Transmission Maintenance	Per Mo. Per Transmissions	25.00	12	$300.00	Maintenance of file transfers of Customer account information into a system for processing, accounting and/or posting purposes. Applicable for each file transmission type Outgoing and incoming.
Outgoing Image Item Presentment (x9	Image	0.00	479,253	$1,917.00	Cost per check deposited in X9.37 format, NA if customer is a Clearing via FIS Item Processing or Image file to be used by Bank or customer.
Outgoing Image Item Presentment Per Transmission	Transmission	6.00	126	$756.00	Cost per image file generated and transmitted to any clearing agent outside FIS or outside archive.
Archive
Bank Archive Access	Month	55.00	1	55.00	Monthly access for the bank and it's customers to view all transactions captured in the remittance archive.
Archive Administration	Monthly Per Site	150.00		$—	FIS is performing user set ups, deletions, and PW resets in archive and CDM.
Direct Customer Archive Access	Customer	55.00		$—	Access for customer outside of a bank relationship. Access fee covers all of the Customer’s boxes.
Online Image Archive	Per Image (front and back)	Determined by Archive length			Supplying of storage of front and back of Remittance and Remittance Material captured in the Remittance Capture- Full Page workflow, on line in the archive for access via a web based browser. This maybe as short as 90 days and as long as 7 years. Pricing is directly related to the length of time the item is stored.
	10 yr	0.0041		$—
	7 yr	0.0039	1,068,980	$4,136.45
	6 yr	0.0037		$—
	5 yr	0.0035		$—
	4 yr	0.0033		$—
	3 yr	0.0032		$—
	2 yr	0.0030		$—
	1 yr	0.0029		$—
	90-day	0.0028		$—
DVD-Client Archive	DVD	35.00		$—	Daily, Weekly, Monthly customer DVD(s) containing images of Remittance and Remittance Material images captured during the month. This may also contain reports. A DVD ROM can contain up to approximately 250,000 images.
Client Archive Download	Download	25.00		$—	Daily, Weekly, Monthly download images of Remittance and Remittance Material images captured during the month by the client. This may also contain reports.
Miscellaneous Service
Express Mail	Envelope	4.00	1,305	$5,220.00	Handling and processing of Same day mail received at site. (i.e.. FedEx, UPS,). Package will be logged for tracking purposes.
Box Maintenance	Per Mo. Per Customer	150.00	6	$900.00	Per CID fee to maintain and update the box on the application, system database , archive and hard copy procedures. Changes determined to be beyond basic maintenance will be billed at Professional Services rate after a agreed upon Statement of Work. Includes eLockbox.
Pre-Batch Sorting	Sort	0.14		$	Sorting box and/or envelop contents per customer/bank requirements per sort.
Correspondence Routing	Correspondence	0.07	3,894	$272.50	Handling and routing of correspondence included in a transaction. Items will be routed to Customer. Shipping and postage not included.
Bank by Mail Deposit Process	Envelope	0.26		$—	Opening, Extracting and preparing contents of Bank by Mail envelop. Check and Deposit Document will be imaged under this service. Cash and/or Image Backup fees may apply dependent upon requirements.
Data Capturing	Keystroke	0.01	575,104	$3,450.60	Number of keystrokes required to capture Client-required data from Remittance or Remittance Material.
Credit Card Payment	Transaction	1.03		$—	FIS will go to the Client's Merchants site and key credit card info and security code for approval. Approved transactions will be included in posting file. Unapproved transaction will not be included in posting file, however will incur processing charges.
Cash	Transaction	8.22	29	$238.30	Processing cash under dual control and preparing substitute doc or customer specified process.
Account Look-Up	Account	0.20	40,094	$8,018.80	Transaction looked up within the System for Customer payment account number from Customer provided file if not provided on Remittance or Remittance Material.
Image Backup	Page	0.05	12,620	$631.00	Capture of Envelopes, Invoices and/or Correspondence pages accompanying a transaction. Retail includes Invoice/stub.
Additional Deposit Report	Per month Per Report	77.00		$—	One deposit report per box will be provided in Lockbox Central. Any additional deposit reports delivered to customer including but not limited to, email, fax, secure portal.
Unprocessable Item/Exception Items	Transaction	0.38	1,150	$437.00	Transactions physically returned unprocessed in accordance with customer requirements. Postage/Shipping not included.
Photocopy	Copy	0.12		$—	Photocopy made of any document type for Client or Customer use.
Bank Customer Processing Procedures (On-Line)	Per Month Per Box	27.00		$—	Request for problem resolution from the customer that was not due to processing by Fidelity.
Electronic Payment Consolidation	Payment	0.05	116,870	5843.50	Inclusion of electronic payments received from outside the lockbox in the Customer posting file (i.e.. ORCC, CheckFree, RPPS, ACH).
Research (One Hour Minimum)	Hour	27.00		$—	Request for problem resolution from the customer that was not due to processing by Fidelity.
New Site Creation	Site	Quote			New site buildout to fulfill client request.
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Return Mail Service
Return Credit Card	Card	1.50		$—	Processing return credit card per customer requirements.
Barcode Scan Return Mail	Envelope	0.2770		$—	Scanning barcode and retrieving data contained in barcode for presentment to Customer.
Non-Barcode Scan Return Mail	Envelope	0.7200			Scanning of return mail envelopes.
Remailing Service	Envelop	3.00			If customer determines return mail meets requirements to be remailed, FIS will readdress, apply postage and send the item(s). Postage cost not included.
Client Decisioning Module (CDM)
Client Decision Maintenance	Month/per box	75.00	1	$75.00	Shall mean the maintenance of the exception module made available through a Client-branded FIS portal that allows Client and Customers to access, review and decision exception transactions on-line. Items can be released to workflow or suspended and not processed.
Client Decision Module Exception	Transaction	0.2500	796	$199.00	Number of transactions, meeting Client requirements, submitted to the exception module made available through a Client-branded FIS portal. The unit is the number of transactions, regardless of the number of Items comprising those transactions. For example, an envelope containing two checks and three stubs that do not balance would be an Item count of one (1).
Client Capture
Distributed Capture Device Maintenance	Month/per device	33.00			Cost per distributed capture device at Client or Customer location per month. Do not include service on device(s)
Distributed Capture Items	Item	0.0800			Cost per item received from distributed capture.
Remote Capture Device Maintenance	Month/per sit	500.00			Cost per remote bank capture location per month. Server and capture software will be supplied by FIS. Software updates and standard spec changes to applicable servers will be provided by FIS. Non- Standard changes will be billed through a Statement of Work. Customer or Client is responsible for compliant acquiring and maintaining capture device(s) and telecom needed to capture and deliver images to FIS.
Remote Capture Item	Item	0.1130			Cost per transaction received by FIS from Remote Capture devices. FIS will perform data entry, balancing, transmissions and/or other business rules on items received at contracted rates.
Monthly Rate $ 105,478.38

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One-Time Installation Fees	Unit	Qty	Fee	Cost	Description
Per Bank Set-Up
Remittance Processing Installation	One Time, Per site	1	6,162	$6,162.00	Setting up Bank or Direct Customer on Remittance Platform. Transmission between FIS and Bank included. No box set up include in this service.
eLockbox Only	One Time		1,000	$—	One time bank or direct setup (includes the custom AR File).
Per Box Set-Up
Without Transmission	Per Box		200	$—	Set up of box without transmission. Posting file provided via portal in CSV format.
With Transmission	Per Box	6	5,000.00	$30,000.00	Set up of box with transmission. CSV or customer posting file provide via portal and/or transmission.
Archive Set Up	Per Box	6	411	$2,466.00	Set up of archive access.
Existing Portfolio Conversion	Per Box		Quote	$—	New Customer with an existing box portfolio. Client based will be analyzed and a Statement of Work will be provided for conversion of boxes.
File and Transmission Set up Fees
ARC (Accounts Receivable Conversion)	Per Box		5,135	$—	Set up of ARC process per box. Included transmission set up of inbound and outbound files.
Client Decision Module Set-Up	Per Box	6	1,500	$9,000.00	Set up the Client Decisioning Module per box.
Remote Capture Device Set-Up	One Time		Quote		Customer requirement and number of devices need will be analyzed and a Statement of Work will be provided.
Image Item Presentment x9.37	Per Exchange Provided	1	5,312	$5,312.00	Set up of x9.37 files. This is per Exchange partner outside of FIS.
Distributed Capture Device Set-Up	One Time		Quote		Customer requirement and number of devices need will be analyzed and a Statement of Work will be provided.
Miscellaneous
Professional Services	Hour		225	$—	Professional Services will be billed for any customization or changes to customer requirements. This could included, but not limited to input/output file changes, changes to invoice, changes to coupon…
Account Analysis Setup	One-Time		5,000	$—	Initial set up of Account Analysis for monthly statement preparation by box. Changes to the format going forward would be billable as Professional Services.
$ 52,940.00     RFP One-Times
100.00%     Discount based on 7-year Term and contract execution by March 31, 2022.
$ (52,940.00)     Discount Amount
$ -     Discounted One-Times

ASSUMPTIONS
Standard Implementation included for up to 6 boxes.
The standard implementation w/ transmission includes the following items:
- Set up of customer according to specifications on internal system.
- Creation of customer specific procedures.
- Creation of extract files/complex data transmission.
- Creation of reports.
- All testing with customer.
Custom development would be performed with a Statement of Work.
Boston, MA will be capture facility.
Other functions may be performed at other FIS facilities.
Prices do not include third party charges or expenses incurred by FIS at the Clients request.
If a third-party provider of the listed services increases its fee to FIS, FIS may proportionately increase its fee to Client.
If Client elects Post Office Rental through FIS it will be billed at current rate plus 20%.
Postage and shipping will be billed at cost +20%.

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Attachment C
Service Levels

1.This Attachment sets forth the methodology for measuring and managing service levels against which the Service’s performance is measured. FIS will use commercially reasonable efforts to meet or exceed the following expected service levels (“Expected Service Levels”) in performing the Services subject to the terms of this Attachment. This Attachment describes the monitoring and reporting of the Expected Service Levels to Prudential. Measurement of the Expected Service Levels will be determined on a monthly basis, collectively for all service centers in which Prudential's items are processed. FIS will provide reports for Prudential to monitor the Expected Service Levels on a monthly basis. Prudential will report errors/issues via the Case Management System or notify FIS and FIS will log errors/issues into Case Management System to keep accurate records relating to such errors. If an Expected Service Level is not met in a month, it shall be deemed to be a "Missed Service Level". Notwithstanding anything to the contrary in this Attachment, FIS shall have and 90 days from the receipt of the first mail for each box setup to meet the Expected Service Levels of all other Service Levels.

2.Service Level Credits. In the event of a Missed Service Level Prudential will receive a Service Level Credit equal to an amount set forth in the table below for each individual Service Level.

3.Notification of Missed Processing Deadlines and Processing Errors. Service Provider shall notify Prudential of a missed Due Out Time or a Processing Error within four (4) business hours (8 a.m. to 8 p.m. Eastern Standard Time) of missing the Due Out Time or of Service Provider's discovery of the Processing Error, respectively. Service Provider will detail the action to be taken to complete or correct the Output with such notification and will complete or correct the Output as promptly as practical. In addition, Service Provider will provide Prudential with a written corrective action plan to prevent future missed processing deadlines or Processing Errors within two (2) Business Days of the missed Due Out Time or discovery of the Processing Error, as applicable.

4.FIS reserves the right to perform regularly scheduled maintenance of the platform during non-core business hours, which are defined as each Sunday, 12:00 a.m. to 6:00 a.m. (Central Time) (“Scheduled Downtime”). FIS may schedule additional Scheduled Downtimes outside of the standing scheduled maintenance window by providing notification to Prudential for written approval at least three (3) business days in advance of the proposed Scheduled Downtime; this notification will be provided via the agreed upon communication protocol to designated support representatives. Any such additionally Scheduled Downtimes shall be scheduled and performed in a manner so as to minimize such downtime.

5.The Expected Service levels are applicable solely to the system used by FIS to perform the Services. The performance of other entities outside the FIS system (including without limitation Prudential, customers, networks, image exchange networks, payees, the U.S. Postal Service and various internet service providers) are excluded from the determination of FIS’ adherence to the Expected Service Levels. In addition to the exceptions/exclusions set forth in the below table for a specific Expected Service Level, Prudential also acknowledges and understands that no Expected Service Levels shall apply and FIS shall be excused from a performance failure at any time the cause of such non-performance was due to any of the following: (a) Prudential’s breach of or failure to perform its obligations under this Attachment,; (b) any Force Majeure Event occurs; or (c) unavailability of a Service which may result from causes beyond its control including (i) Prudential or customer negligence, abuse, or neglect; or (ii) insufficient or inadequate bandwidth between Prudential and FIS caused by Prudential’s increased data volume above the data volume

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provided by Prudential and used by FIS to recommend the network bandwidth requirements of 100 Mbps.

6.In no event shall multiple Service Levels be deemed a Missed Service Level in any single month attributable to a single root cause. In such event, the Service Level with the highest number of misses in the applicable four- or twelve-month period would be deemed the Missed Service Level.

7.The times shown are: (1) displayed in AM/PM format; (2) based on a Business Day unless otherwise noted; and (3) stated in Eastern time (Standard or Daylight Saving, as applicable).

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Service Levels

Service Level	Portal Availability
Category	Availability
Expected Service Level	99.75%
Description	SLA measures the total amount of elapsed time (other than scheduled downtime) that the production system is not available to be accessible by Prudential during a month (Unscheduled Downtime).
Unscheduled Downtime begins to accumulate at the point that the system ceases to be available and ceases to accumulate once the System has been restored to operational use by FIS
Images and reports are expected to be complete and available 4 hours after each transmission.
Calculation	Measures the total amount of elapsed time (other than scheduled downtime) that production system is not available to be accessible by Prudential or its end users (Unscheduled Downtime).
Unscheduled Downtime begins to accumulate at the point that the system ceases to be available and ceases once the System has been restored to operational use.
Availability will be determined during daily operational activity.
Exceptions/ Exclusions	Scheduled downtime not included in calculation.
Thresholds	=>99.75% Minimum
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

Service Level	Transmissions
Category	Timeliness
Expected Service Level	<1 transmission issue every 6 months Based on 4 transmissions per Business Day
Description	FIS will initiate transmissions to Prudential within 30 minutes of the mutually agreed upon deposit-cut deadlines.
Invalid transmissions include: Duplicate files and/or batches, Date errors, Invalid record counts and/or amounts, Files that must be re-transmitted.
Calculation	Total number of transmission initiated within the transmission window/Total number of transmissions initiated:
Failed/missing/late - End User A/R transmissions
Failed/missing/late - ANSIx9.37 files
Number of actual valid, on-time Remittance transmissions received within the past rolling 6 months / total number of expected valid, on-time transmissions within the past rolling 6 months. (re-transmitted files will not count as valid, on-time files unless the file is re-transmitted through no fault of Vendor)
Exceptions/ Exclusions	If delays or defects occur and the Vendor is not at fault these events will be excluded from the calculation.
Thresholds	=<1 Transmission issue Minimum every rolling 6 month
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

Service Level	Incoming Mail

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Category	Timeliness
Expected Service Level	99.0%
Description
Incoming courier packages that arrive via expedited mail service two (2) or more hours prior to the deposit cut will be processed same day. Mail received via USPS received arrive six (6) or more hours prior to the user deposit cut processed same day.

Calculation	US Mail Processing - Same day deposit of all mail received in standard/scheduled daily mail runs. Weekend mail will be included in the Monday calculation.
Overnight Courier Mail - Incoming packages that arrive two (2) or more hours prior to the user deposit cut processed same day.
Exceptions/ Exclusions	Payments that include suspended/rejected items, exception items and other items not processed due to Prudential procedures.
Thresholds	99.0% Minimum
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

Service Level	Data Entry Errors
Category	Accuracy
Expected Service Level	< 8 errors per 100K
Description
Measures processing accuracy, measuring the total number of keystrokes accurately performed in a month
Types of errors:
Data not keyed - error of omission
Wrong data keyed - incorrect field or row of data
Encoding Errors
Misapplied Remittances/Wrong Payee
Remittance posted/transmitted, but not deposited
Remittance not posted/transmitted, but deposited
Items processed with an incorrect receipt date and time

Calculation	# total processing errors/total # Remittances processed * 100,000
Exceptions/ Exclusions	Items are subject to mutually agreed and defined validation and processing rules within
Thresholds	=<8 errors Minimum
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

Service Level	Quality Control Results
Category	Accuracy
Expected Service Level	< or equal to 2 errors per quarter
Description
A minimum sampling of 12 cases per day are pulled when mail is opened and tagged: Sampling Volumes:
•3 Variable PO Box and high speed
•3 Variable PO Box and manual opening
•3 Non-Variable PO Box and high speed

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•3 Non – Variable PO Box and manual opening
Calculation	# QC errors/total number of cases reviewed for the month
Exceptions/ Exclusions
Thresholds	=<2 errors Minimum
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

Service Level	Deposits
Category	Accuracy
Expected Service Level	Daily transmission totals match bank deposits
Description	Deposits must be sent via ICL to Prudential’s bank account the same day as the transmissions. Vendor must meet bank cut-offs for items to be posted for next day reconciliation.
Calculation	Daily transmission totals must equal daily bank deposit activity.
Exceptions/ Exclusions
Thresholds	Daily transmission totals Expected match bank deposit
Service Level Credit	One percent (1%) of the total monthly processing fees less out of pocket expenses*

The total amount of Service Level Credits in any given month shall not exceed five percent (5%) of the total monthly processing fees.
Monthly Processing fees is equivalent to monthly invoiced amount minus any actual out of pocket expenses including, but not limited to, the following:
–*Out of pocket expenses:
–USPS – new lockbox or lockbox renewal fees
–USPS outgoing mail/postage fees
–Outgoing accountable mail fees such as UPS/FedEx
–Programming fees
–Courier fees

Attachment D

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Sample Project Plan

Task 1	Descriptions of tasks to implement Prudential to FIS Boston, MA capture and processing site Appoint Project Manager
FIS
Prudential
2	Create and Distribute Contact
FIS
Prudential
FIS-Site Mailing Address
Prudential - Mailing Address
3	Identify/Document Holiday Schedules
FIS
Prudential
4	Specifications Review
Remittance Processing Survey
Output File Layout
Scanline Definition
Check-Digit Routine(s)
Transmission Protocols
Stopfile Layout
Sample Docs
Sample Envelope
Transmission Window
Transmission File Name
5	Volume Verification
Monthly volume
Check Only volume
Multi Volume verification
6	Banking Relations
Setup DDA
Order Deposit Tickets
Reorder of Deposit Tickets
Customer Service Contact
7	Postal Relations
Rental Payment for Box
Obtain and distribute PO Box number
Obtain and distribute FIM & Barcode (if applicable)
Inform USPS of start date
8	Courier - Incoming mail
Courier Name
Courier Contact Info
Time Courier will deliver mail
9	Operations Review
Write Processing Procedures
Review Processing Procedures
Revise Processing Procedures (if necessary)

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Review Revised Processing Procedures (if necessary)
Processing Procedure-Signoff
10	Program Development & Testing
Program creation
Accept Singles - Exact & Non Exact
Accept Multis - Exact & Non Exact
Accept Check Only with Account number
Accept Check & List with Account number
Accept Check Only without Account number
Sample Doc / Envelope Test
OPEX150 Testing
Receive Stop file
File Spec Test (Test 1)
Review test results (Test 1)
Review test reports (Test 1)
Communications Handshake
File Spec Test (Test 2, if ne
Review test results (Test 2, if needed)
Review test reports (Test 2, if needed)
Transmission Test-signoff
Test Reports-signoff
Communications-signoff
Promote Program to Production Platform
Program / Reports / Parms to Archive
11	Report Output Requirements
Automated Reports
Summary Report
Detail Report
12	Output Package Data
Overnight Courier
Courier Account Number
Delivery Address
13	Operations Training
Production Staff
Exception Item Handling
Quality Control
Customer Service
Set up Customer on CMS system
14	Image Archive
Validate System Requirements
Verify Search Fields
List of Users - One (1) Administrator
Test Retrieval
Training
15	Intraday Processing
Work window
Sweep return
Decisioning requirements

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Transaction types to be decisioned
Setup/programming
Testing
Exception Items
Send file for loading
Decisioning
Pull Decisioning File
Complete processing for Good Items
List of Users
Training
17	Image Cash Letter
Test window
Spec Test
Endpoint Signoff
Move to Production
18	ARC / ACH
Opt Out File
Opt Out File Name
Programming/Setup
Test sending ARC file to Bank
Test receiving return file back
19	Billing
Account Analysis or Direct Billing
Fee Schedule
Review Fee Schedule to Processing requirements
20	Implementation Variable
Non-Standard Processes
21	Go-Live
Handoff to Production Support

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Attachment E

Sample Monthly Service Level (SLA)/Key Performance Indicator (KPI)

FIS / Prudential Insurance Company
Monthly Recap of Lockbox Performance - SLA
As of
Activity	SLA	Results
		January	Credit Due	February	Credit Due	March	Credit Due	April	Credit Due	May	Credit Due	June	Credit Due
Timely Processing of Prudential's Daily Payments	100%
Quality - Policy Owner Impact (Day Two)	8 errors/100K
Quality - Prudential Same Review (Day One)	2 errors or >
Daily Reporting	100%
Deposit / ICL	100%
Image Availability with 4-hours of payment file Transmission	100%

Total Credit Give Back to Prudential Insurance Co.

Recap of Errors Report by Errors Type
A. Encoding Errors
B. Misapplied Remittance
C. Wrong Payee
D. Remittance posted/transmitted, but not deposited
E. Remittance not posted/transmitted, but deposited
F. Items processed with an incorrect receipt date and time
G. Packaging Errors

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Attachment F

Page 1 of 2

FIS

INVOICE

Bill To Address

ANY CUSTOMER
ATTN: ACCOUNTS PAYABLE
123 Main Street
Anywhere, WI 53999

SAMPLE INVOICE
Do Not Pay

Invoice Date:	01/01/2020
Invoice #:	100000001
Customer #:	0IN0000000
Due Date:	01/31/2020
PO #:	12345

Example of New Customer number and PO number, if applicable

INVOICE AMOUNTS IN USD

Invoice Note field: Displays currency and additional Client notes

Summary of Account

Customer ID	Customer Name	Amount	Tax	Total
0IN0000000	ANY CUSTOMER	140.00	7.70	147.70
		$140.00	$7.70	$147.70

Billing support contact information

Messages

If you have any questions regarding this invoice, a ticket can be opened via the FIS Client Portal https://my.fisglobal.com/Login or contact FIS Billing via email at FISBilling@FISglobal.com Phone: 1-866-275-6868, Opt. 7-2

*****Please Detach and Return with Payment*****

Remit check to:
FIS
P.O. Box 4535
Carol Stream, IL 60197-4535

Customer Number:	0IN0000000
Invoice Number:	100000001
Invoice Date:	01/01/2020
Amount Due:	$147.70
Amount Enclosed:	

New Remittance and ACH information, if applicable

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